UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 6)*

                             CITIZENS, INC.
---------------------------------------------------------------------------
                            (Name of Issuer)

                    Class A Common Stock, no par value
---------------------------------------------------------------------------
                      (Title of Class of Securities)

                              174740 10 0
                             --------------
                             (CUSIP Number)

                             April 10, 2007
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

                     GAMASE Policyholders Trust
                 c/o Gala Management Services, Inc.
                       Scotia Plaza, 9th Floor
               Federico Boyd Avenue 18 and 51 Street
                               Panama 5
                          Republic of Panama
                        Attention: Tomas Herrera

                            with a copy to:
                         Roxanne K. Beilly, Esq.
                    Schneider Weinberger & Beilly LLP
               2200 Corporate Boulevard, N.W., Suite 210
                        Boca Raton, Florida 33431
                         Telephone: 561-362-9595
                         Facsimile No: 561-361-9612
---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

             If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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                             SCHEDULE 13D
---------------------                                    ------------------
CUSIP No. 174740 10 0                                    Page 2
---------------------                                    ------------------

1 	 NAME OF REPORTING PERSONS
         Galindo, Arias & Lopez
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A
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2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------------------------------------------------------------------------

3 	 SEC USE ONLY

---------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO

---------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
---------------------------------------------------------------------------

6 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Panama

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NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        -------------------------------------------------------
OWNED BY
EACH                8    SHARED VOTING POWER
REPORTING                0
PERSON WITH         -------------------------------------------------------

                    9 	 SOLE DISPOSITIVE POWER
                         0
                    -------------------------------------------------------

                    10 	 SHARED DISPOSITIVE POWER
                         12,360,849

---------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,360,849

---------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                        [ ]
---------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.66%
---------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         PN
---------------------------------------------------------------------------

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                             SCHEDULE 13D
---------------------                                    ------------------
CUSIP No. 174740 10 0                                    Page 3
---------------------                                    ------------------

1 	 NAME OF REPORTING PERSONS
         Gala Management Services, Inc.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A

---------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------------------------------------------------------------------------

3 	 SEC USE ONLY

---------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO

---------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
---------------------------------------------------------------------------

6 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Panama

---------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        -------------------------------------------------------
OWNED BY
EACH                8    SHARED VOTING POWER
REPORTING                0
PERSON WITH         -------------------------------------------------------

                    9 	 SOLE DISPOSITIVE POWER
                         0
                    -------------------------------------------------------

                    10 	 SHARED DISPOSITIVE POWER
                         7,522,293
---------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,522,293
---------------------------------------------------------------------------

12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                        [ ]
---------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.6%
---------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         CO
---------------------------------------------------------------------------

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                             SCHEDULE 13D
---------------------                                    ------------------
CUSIP No. 174740 10 0                                    Page 4
---------------------                                    ------------------

1 	 NAME OF REPORTING PERSONS
         GAMASE Insureds Trust
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A

---------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------------------------------------------------------------------------

3 	 SEC USE ONLY

---------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO

---------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
---------------------------------------------------------------------------

6 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Panama

---------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        -------------------------------------------------------
OWNED BY
EACH                8    SHARED VOTING POWER
REPORTING                0
PERSON WITH         -------------------------------------------------------

                    9 	 SOLE DISPOSITIVE POWER
                         0
                    -------------------------------------------------------

                    10 	 SHARED DISPOSITIVE POWER
                         7,195,091

---------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,195,091

---------------------------------------------------------------------------
12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                        [ ]
---------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.8%
---------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         OO

---------------------------------------------------------------------------

---------------------------------------------------------------------------

                             SCHEDULE 13D
---------------------                                    ------------------
CUSIP No. 174740 10 0                                    Page 5
---------------------                                    ------------------

1 	 NAME OF REPORTING PERSONS
         Regal Trust (BVI) Ltd.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A

---------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------------------------------------------------------------------------

3 	 SEC USE ONLY

---------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO

---------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
---------------------------------------------------------------------------

6 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands

---------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        -------------------------------------------------------
OWNED BY
EACH                8    SHARED VOTING POWER
REPORTING                0
PERSON WITH         -------------------------------------------------------

                    9 	 SOLE DISPOSITIVE POWER
                         0
                    -------------------------------------------------------

                    10 	 SHARED DISPOSITIVE POWER
                         4,838,556

---------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,838,556

12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                        [ ]
---------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.0%

---------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         CO

---------------------------------------------------------------------------

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                             SCHEDULE 13D
---------------------                                    ------------------
CUSIP No. 174740 10 0                                    Page 6
---------------------                                    ------------------

1 	 NAME OF REPORTING PERSONS
         CICA Policyholders Trust
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         N/A

---------------------------------------------------------------------------

2 	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------------------------------------------------------------------------

3 	 SEC USE ONLY

---------------------------------------------------------------------------

4 	 SOURCE OF FUNDS
         OO

---------------------------------------------------------------------------

5 	 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
---------------------------------------------------------------------------

6 	 CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands

---------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY        -------------------------------------------------------
OWNED BY
EACH                8    SHARED VOTING POWER
REPORTING                0
PERSON WITH         -------------------------------------------------------

                    9 	 SOLE DISPOSITIVE POWER
                         0
                    -------------------------------------------------------

                    10 	 SHARED DISPOSITIVE POWER
                         4,290,713

---------------------------------------------------------------------------

11 	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,290,713
---------------------------------------------------------------------------

12	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                        [ ]
---------------------------------------------------------------------------

13 	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.6%

---------------------------------------------------------------------------

14 	 TYPE OF REPORTING PERSON*
         OO

---------------------------------------------------------------------------

             This Amendment ("Amendment No. 6") is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the "Commission") pursuant to
                                         ----------
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1) Galindo, Arias & Lopez, a partnership organized
 ------------
under the laws of the Republic of Panama ("GA&L"), (2) Gala Management
                                           ----
Services, Inc., a corporation organized under the laws of the Republic of Panama ("Gala Management"), (3) GAMASE Insureds Trust, a trust
            ---------------
established under the laws of the Republic of Panama ("GAMASE Insureds
                                                       ---------------
Trust"), (4)  Regal Trust (BVI) Ltd., a corporation organized under
-----
the laws of the British Virgin Islands ("Regal"), and (5) CICA
                                         -----
Policyholders Trust, a trust established under the laws of the British Virgin Islands ("Regal Policyholders Trust", together with GA&L, Gala
                 -------------------------
Management, GAMASE Insureds Trust, and Regal, collectively, the "Reporting Persons" and each, a "Reporting Person").
 -----------------               ----------------

             This Amendment No. 6 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on October 11, 2005 (the "Original Schedule 13D"), Amendment No. 1 to the Original
Schedule 13D originally filed by the Reporting Persons with the Commission on February 24, 2006 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on May 4, 2006 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on September 1, 2006 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 13, 2006 (Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 20, 2007 ("Amendment No. 5"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3,Amendment No. 4 and Amendment No. 5 are collectively referred to as the "Schedule 13D."

             All terms used but not defined in this Amendment No. 6 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Schedule 13D is amended and supplemented as follows:


Item 4.  Purpose of the Transaction

             The Trustees are processing the delivery of shares of Common Stock to certain settlors of the Trusts who had directed that their participation in the Trusts be liquidated.


Item 5 of the Schedule 13D is amended and supplemented as follows:


Item 5.  Interest in Securities of the Issuer

       (a) The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 12,360,849 shares of the Common Stock, which constitute approximately 30.66% of the outstanding shares of the Common Stock, based on 40,312,892 shares of the Common Stock outstanding as of May 8, 2007 according to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, filed with the Commission on May 10, 2007, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("Rule 13d-3").
                   ----------

       GAMASE Insured Trust holds 7,195,091 shares of the Common Stock (constituting approximately 17.8% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

       Regal Policyholders Trust holds 4,290,713 shares of the Common Stock (constituting approximately 10.6% of the outstanding Common
Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

       Gala Management is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, a trust established under the laws of the
Republic of Panama ("GAMASE Agents Trust") and holds 327,202 shares of
                     -------------------
the Common Stock (constituting approximately 0.81% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 7,522,293shares of the Common Stock (constituting approximately 18.6% of the outstanding Common Stock) pursuant to Rule 13d-3.

       Regal is the sole trustee of Regal Policyholders Trust and CICA Associates Trust, a trust established under the laws of the British Virgin Islands ("Regal Associates Trust") and holds 547,843 shares of
                 ----------------------
the Common Stock (constituting approximately 1.3% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 4,838,556 shares of the Common Stock (constituting approximately 12.0% of the outstanding Common Stock) pursuant to Rule 13d-3.

       GA&L owns a 100% interest in each of Gala Management and Regal, and therefore may be deemed to beneficially own 12, 360,849shares
(constituting approximately 30.66% of the outstanding Common Stock) pursuant to Rule 13d-3.

       (c) The following not-for-value transfers in Common Stock were effected by the Reporting Persons over the past 60 days:

                                                     Number
     Reporting Person                  Date        of Shares
     ----------------                  ----        ---------

     Regal Policyholders Trust     May 7, 2007       50,597
     GAMASE Insureds Trust         May 7, 2007       91,493
     Gala Management(1)            May 7, 2007       91,493
     Regal(2)                      May 7, 2007       50,597
     GA&L(3)                       May 7, 2007      142,090
     Regal Policyholders Trust     May 9, 2007       41,427
     GAMASE Insureds Trust         May 9, 2007      101,904
     Gala Management(4)            May 9, 2007      101,904
     Regal(5)                      May 9, 2007       41,427
     GA&L(6)                       May 9, 2007      143,331
     Regal Policyholders Trust     May 14, 2007      35,315
     GAMASE Insureds Trust         May 14, 2007     122,534
     Gala Management(7)            May 14, 2007     122,534
     Regal(8)                      May 14, 2007      35,315
     GA&L(9)                       May 14, 2007     157,849
     Regal Policyholders Trust     May 31, 2007     137,370
     GAMASE Insureds Trust         May 31, 2007      58,521
     Gala Management(10)           May 31, 2007      58,521
     Regal(11)                     May 31, 2007     137,370
     GA&L(12)                      May 31, 2007     195,891

        (1) Includes not-for-value transfers on May 7, 2007 by GAMASE Insureds Trust of 91,493.

	(2) Includes not-for-value transfers on May 7, 2007 by Regal Policyholders Trust of 50,597 shares.

	(3) Includes not-for-value transfers on May 7, 2007 by GAMASE Insureds Trust of 91,493 shares and Regal Policyholders Trust of
50,597.

	(4) Includes not-for-value transfers on May 9, 2007 by GAMASE Insureds Trust of 101,904.

	(5) Includes not-for-value transfers on May 9, 2007 by Regal Policyholders Trust of 41,427 shares.

	(6) Includes not-for-value transfers on May 9, 2007 by GAMASE Insureds Trust of 101,904 shares and Regal Policyholders Trust of
41,427.

	(7) Includes not-for-value transfers on May 14, 2007 by GAMASE Insureds Trust of 122,534 shares.

	(8) Includes not-for-value transfers on May 14, 2007 by Regal Policyholders Trust of 35,315 shares.

	(9) Includes not-for-value transfers on May 14, 2007 by GAMASE Insureds Trust of 122,534 shares and Regal Policyholders Trust of
35,315 shares.

	(10) Includes not-for-value transfers on May 31, 2007 by GAMASE Insureds Trust of 58,521 shares.

	(11) Includes not-for-value transfers on May 31, 2007 by Regal Policyholders Trust of 137,370 shares.

	(12) Includes not-for-value transfers on May 31, 2007 by GAMASE Insureds Trust of 58,521 shares and Regal Policyholders Trust of
137,370 shares.

       In the foregoing transfers, which were made upon the request of settlors, the trustees delivered shares of the Common Stock to such settlors to the extent of their respective liquidations of their participation in the Trusts. As noted, each transfer of shares was made without consideration.


Item 7 of the Schedule 13D is amended and supplemented as follows:


Item 7. Material to be filed as Exhibits

Exhibit 7. Powers of Attorney.

                            SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2007

                              GALINDO, ARIAS & LOPEZ

                              By:     /s/ Tomas Herrera
                                 -------------------------------------
                              Name:    Tomas Herrera
                              Title:   Partner


                              GALA MANAGEMENT SERVICES, INC.

                              By:     /s/ Tomas Herrera
                                 -------------------------------------
                              Name:    Tomas Herrera
                              Title:   Attorney-in-fact


                              GAMASE INSUREDS TRUST

                              By:     /s/ Tomas Herrera
                                 -------------------------------------
                              Name:    Tomas Herrera
                              Title:   Attorney-in-fact


                              REGAL TRUST (BVI) LTD.

                              By:     /s/ Tomas Herrera
                                 -------------------------------------
                              Name:    Tomas Herrera
                              Title:   Attorney-in-fact


                              CICA POLICYHOLDERS TRUST

                              By:     /s/ Tomas Herrera
                                 -------------------------------------
                              Name:    Tomas Herrera
                              Title:   Attorney-in-fact